February 23, 2015

VIA EDGAR

Ms. Stephanie Hui
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20543

Re:	The Roxbury Funds (the “Trust” or “Registrant”)
File Nos. 333-133691 and 811-21897

Dear Ms. Hui:

This letter responds to oral comments received from you on Friday, February 13, 2015 regarding the preliminary proxy statement on Schedule 14A filed by The Roxbury Funds on Friday, February 6, 2015.

The Registrant understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the preliminary proxy statements.

1.	Comment:	Please explain supplementally why the former Board members resigned as trustees of the Trust.

Response:
Mr. Gudorf and Mr. Otterlei resigned because they no longer wished to serve as trustees.  In accordance with Rule 10e-1(b) under the Investment Company Act of 1940, as amended, the Trust called a meeting of shareholders to elect the nominees to the Board, which is scheduled for April 9, 2015.

2.	Comment:	Please insert a heading on page 3 of the proxy statement above the paragraph discussing the election of trustees.

Response:	The Registrant responds by adding the heading “Election of Trustees” on page 3 of the proxy statement.

Ms. Stephanie Hui
February 23, 2015

3.	Comment:	Please revise the table on page 4 of the proxy statement so that the disclosure in column “Number of Funds in the Fund Complex Overseen by Trustee” is two for Gaylord B. Lyman rather than “N.A.”

Response:	The Registrant responds by making the requested change.

4.	Comment:	Please add disclosure on page 7 of the proxy statement explaining how shareholders should submit candidates for election as trustees.

Response:
The Registrant responds by adding the following disclosure on page 7 of the proxy statement:  “Any shareholder wishing to recommend a candidate for election may do so by sending a written notice to the Secretary of the Trust with the name, age and address of the candidate.  Such written request should also include a full listing of the proposed candidate’s education, experience and current employment.”

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If you have any questions regarding these responses, please contact the undersigned at 414-287-9561.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Thomas A. Bausch

Thomas A. Bausch

cc:	Working Group